UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 18 November 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following
information is disclosed:

A.   DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND ON MARKET SALES

In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.

1. Name of director: GP Briggs (Chief Executive Officer)

a) Nature of transaction: Off market lapsing of share
                                             appreciation rights

    Date granted: 16 November 2007

    Number of share appreciation rights
    granted: 159 484

    Strike price: R70.54

    Date on which share appreciation
    rights lapsed: 15 November 2013

    Number of share appreciation rights
    lapsed: 159 484

b) Nature of transaction: Off market vesting and on market sale
                                             of performance shares

    Date: 15 November 2013

    Class of securities: Ordinary shares

    Selling price per share: R33.08

    Number of performance shares (ordinary
    shares) vested and sold:

                                             27 447

    Total value of sale: R907 853 (pre-tax)

    Nature and extent of directors
    interest: Direct beneficial

2. Name of director: HE Mashego (Executive Director)

a) Nature of transaction: Off market lapsing of share
                                             appreciation rights

    Date granted: 16 November 2007

    Number of share appreciation rights
    granted:
                                             42 756

    Strike price: R70.54

    Date on which share appreciation
    rights lapsed: 15 November 2013

    Number of share appreciation rights
    lapsed (balance was sold in 2011):
                                             14 252

b) Nature of transaction: Off market vesting and on market sale
                                             of performance shares and restricted
                                             shares

Date: 15 November 2013

Class of securities: Ordinary shares

Selling price per share: R33.08

Number of performance shares
(ordinary shares)
vesting: 8 431

Number of restricted shares
(ordinary shares) vesting: 22 262

Ordinary shares sold: 30 693

Total value of sale   R1 015 220 (pre-tax)

Nature and extent of directors
interest: Direct beneficial

3. Name of director: CT Smith (Director of major subsidiary
                                          company)

a) Nature of transaction: Off market lapsing of share
                                          appreciation rights

    Date granted: 16 November 2007

    Number of share appreciation rights
    granted:
                                          78 934

    Strike price: R70.54

    Date on which share appreciation
    rights lapsed: 15 November 2013

    Number of share appreciation rights
    lapsed: 78 934

b) Nature of transaction: Off market vesting and on market sale
                                          of performance shares

    Date: 15 November 2013

    Class of securities: Ordinary shares

    Selling price per share: R33.08

    Number of performance shares(ordinary
    shares) vested and sold:
                                          8 431

    Total value of sale   R278 869 (pre-tax)

    Nature and extent of directors
    interest: Direct beneficial

B.   DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS

In line with the provisions of the Harmony Share Plan, incentives/shares are allocated to
directors in November of each year.

1.   Name of director: GP Briggs (Chief

                                          Executive Officer)

      Nature of transaction: Off market grant of share appreciation rights and
                                          performance shares

Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.	
Date:	15 November 2013	
Class of securities:	Share appreciation rights and performance shares	
Strike price:	R33.18	
Number of share appreciation rights allocated:	91 864	
Number of performance shares allocated:	482 952	
Number of matching restricted shares allocated(matching the number allocated in 2010):	48 485	
Nature and extent of director's interest:	Direct beneficial	

2.
Name of director:	F Abbott (Financial Director)	
Nature of transaction:	Off market grant of share appreciation rights and performance shares	
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.	
Date:	15 November 2013	
Class of securities:	Share appreciation rights and performance shares	
Strike price:	R33.18	
Number of share appreciation rights allocated:	52 951	
Number of performance shares allocated:	172 666	
Nature and extent of director's interest:	Direct beneficial	

3.
Name of director:	HE Mashego (Executive Director)	
Nature of transaction:	Off market grant of share appreciation rights and performance shares	
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.	
Date:	15 November 2013	
Class of securities:	Share appreciation rights and performance shares	
Strike price:	R33.18	
Number of share appreciation rights allocated:	38 212	
Number of performance shares allocated:	124 604	

	nature and extent of director's interest:	Direct beneficial
4.	Name of director:	CT Smith (Director of major subsidiary company)
	Nature of transaction:	Off market grant of share appreciation rights and, performance shares
	Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
	Date:	15 November 2013
	Class of securities:	Share appreciation rights and performance shares
	Strike price:	R33.18
	Number of Share Appreciation Rights allocated:	49 130
	Number of Performance Shares allocated:	160 206
	Number of Matching Restricted Shares(2010 allocation):	22 262
	Nature and extent of director's Interest:	Direct beneficial
5.	Name of Company Secretary:	R Bisschoff (Company Secretary)
	Nature of transaction:	Off market grant of share appreciation rights and performance shares
	Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
	Date:	15 November 2013
	Class of securities:	Share appreciation rights and performance shares
	Strike price:	R33.18
	Number of Share Appreciation Rights allocated:	17 356
	Number of Performance Shares allocated:	33 958
	Nature and extent of director's interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
18 November 2013

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director